Filed by Valley National Bancorp Pursuant to Rule 425 under the Securities Act of 1933 And deemed filed pursuant to Rule 14a-12 Under the Securities Exchange Act of 1934

Subject Company: Greater Community Bancorp Commission File No. 000-14294

Set forth below is a letter from Gerald H. Lipkin, Chairman, President and CEO of Valley National Bancorp (“Valley”) and Valley National Bank, which was sent to all employees of Greater Community Bancorp (“Greater Community” or “GCB”) on March 20, 2008.

Date:	March 19, 2008

To:	All Greater Community Bancorp Employees

From:	Gerald H. Lipkin, Chairman, President and CEO
Valley National Bank

Valley National Bancorp and Valley National Bank have entered into an Agreement and Plan of Merger dated March 19, 2008 pursuant to which Greater Community Bancorp will be merged into Valley National Bancorp and Greater Community Bank will be merged into Valley National Bank.  This merger with Greater Community is consistent with Valley’s continued strategy of highly focused growth within our market through new branches and acquisitions of other financial institutions with similar business culture.  We are very excited about the opportunities it represents to our shareholders, customers and employees.

As we await regulatory and shareholder approval of the merger, maintaining business continuity and customer service levels are of utmost importance.  It is, in fact, key to the ultimate success of the merger.  Our plan is to retain all retail branch staff members and commercial lenders.  Please be assured that, as we move toward the closing date and through the integration process, those employees in areas selected for consolidation will be given strong consideration for placement within the organization.  As a point of reference, Valley’s hiring capacity is 110 positions per month.  We anticipate that many of those positions will be filled with affected GCB employees.  Valley is headquartered locally in Wayne and has a proud history of commitment toward placing affected staff members.

It is our intention to continue all Greater Community’s current benefit programs until at least January 2009; after which, GCB’s staff members will be covered by Valley’s benefit programs.  Valley offers a wide range of competitive benefits including an employer-paid defined benefit pension plan.  The plan’s normal eligibility requirement will be waived and all GCB employees with at least six (6) months of service as of January 1, 2009 will become plan participants at that time.  In addition, your tenure at GCB will be considered for vacation, service awards and other Valley benefit plans.

We welcome you to the Valley family and look forward to working with you through the integration process and beyond.

Additional Information and Where to Find it

In connection with the proposed merger, Valley intends to file a proxy statement/prospectus with the Securities and Exchange Commission.  INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders may obtain a free copy of the registration statement (when available) and other documents filed by Valley with the Commission at the Commission’s web site at www.sec.gov.  These documents may be accessed and downloaded for free at Valley’s web site at http://www.valleynationalbank.com/filings.html or by directing a request to Dianne M. Grenz, First Senior Vice President, Valley National Bancorp, at 1455 Valley Road, Wayne, New Jersey 07470, telephone (973) 305-3380.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any security holder of Greater Community.  However, Valley, Greater Community, their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies from Greater Community’s shareholders in respect of the proposed transaction.  Information regarding the directors and executive officers of Valley may be found in its definitive proxy statement relating to its 2008 Annual Meeting of Shareholders, which was filed with the Commission on March 6, 2008 and can be obtained free of charge from Valley’s website.  Information regarding the directors and executive officers of Greater Community may be found in its 2007 Annual Report on Form 10-K, which was filed with the Commission on March 12, 2008 and can be obtained free of charge from Greater Community’s website.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.